                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of                  May                      , 2001
                ------------------------------------------

                         Frontline Ltd.
-----------------------------------------------------------------
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
-----------------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F      X         Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  _______             No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Annexed hereto as Exhibit 1 is the press release relating to its first quarter results that Frontline Ltd. (Nasdaq NM: FRONY; OSE:
FRO; LSE: FRO) has on May 9, 2001, disseminated publicly and supplied to the Oslo Stock Exchange.

                            Exhibit 1


FRONTLINE LTD., BERMUDA
INTERIM REPORT JANUARY - MARCH 2001

FIRST QUARTER RESULTS

Frontline reports net income of $161.7 million for the first quarter of 2001, compared with net income of $1.0 million for the first quarter of 2000. This result reflects the strong tanker market that continued from the latter half of 2000 into the early part of 2001, combined with a full quarter's contribution from the inclusion of the Golden Ocean fleet. Earnings before interest, tax, depreciation and amortisation (EBITDA) for the quarter, including earnings from associated companies were $196.6 million (2000 quarter: $41.1 million). The average daily time charter equivalents ("TCEs") earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers trading in the spot market were $62,100, $43,000 and $39,400, respectively.

Net interest expense for the quarter was $22.2 million (2000 quarter: $20.0 million), as a result of higher debt balances due to the increased fleet offset by lower average interest rates and higher cash balances. The Company recorded an unrealised foreign currency exchange gain of $22.3 million relating to the revaluation of Yen debt in certain Golden Ocean subsidiaries. The Company changed accounting treatment for interest hedging instruments as from year 2001. This implies that the interest rate swaps are marked to market at balance sheet date. For the quarter this lead to a loss of $4.7 million booked under other financial items.

Earnings per share for the quarter were $2.10, (2000 quarter:
$0.02). The weighted average number of shares outstanding for the quarter was 77,110,351, and 76,919,205 shares were outstanding at March 31, 2001 (as at March 31, 2000, shares outstanding were 68,811,860 and the weighted average number of shares outstanding for the quarter then ended: 63,981,091). Cash flow per share for the quarter was $2.48, compared with $0.32 for the same quarter in 2000.

The Board has based on the results achieved in the first quarter and the Company's strong liquidity position decided to pay a dividend of USD 1.00 per share. The dividend becomes payable to shareholders on record as of 21 May, 2001.

THE MARKET

After a very strong finish of the year 2000, tanker rates slowed down somewhat in the first quarter of 2001 as a result of seasonally lower demand and OPEC's production cut in February. In spite of the decline in activity tanker rates stayed healthy through the quarter as the overall supply of tankers and demand for crude oil transportation remain in balance. The trend towards higher quality awareness among users of tanker tonnage continues to favor owners of modern tonnage.

In spite of the strong market a total of 5 VLCCs and 7 Suezmaxes were removed from trading in the quarter either through scrapping or as they were converted for off-shore purposes. 6 VLCCs and 5
Suezmaxes were delivered from shipyards in the period.

The prices for second-hand vessels have been stable so far this year, while the price level for newbuildings has strengthened as a function of a tight yard situation.

CORPORATE AND OTHER MATTERS

In February 2001, Frontline entered into five newbuilding contracts. Two Suezmaxes were ordered with the Sasebo Shipyard in Japan for delivery in August and October 2001, and three VLCCs were ordered with Hitachi for delivery in April, August and October 2002. The total newbuilding project will have a cost of approximately $330 million.

In March 2001, Frontline entered into Memoranda of Agreement to sell the two 1993-built VLCCs, Front Tartar and Front Tarim, at an agreed total sales price of $104 million. The Front Tartar was delivered to the purchaser on April 24, 2001 and the Front Tarim on April 26, 2001. The Company considers these sales as an important part of its fleet renewal strategy, and the decision shall be seen against the newbuilding commitments described above.

In the first quarter of 2001 the Company bought back and cancelled 1,387,300 of its own shares pursuant to a current Board authority to acquire up to 5,000,000 shares. The average price paid for the shares was $13.15. The Board remains of the opinion that during this period the Frontline share has been undervalued and considers this share buyback exercise as an effective way to increase shareholder value. A total of 1,639,454 warrants were exercised during the quarter and converted into 163,944 shares. Currently there are warrants outstanding to acquire up to 2,184,621 shares. All outstanding warrants expire on May 11, 2001.

On April 23, 2001 the Company announced that it was making an offer for the outstanding shares of the Oslo listed Mosvold Shipping Ltd. ("Mosvold") and on April 27, 2001, Frontline submitted the formal offer document to the Oslo Stock Exchange. The offer expires May 11, and has certain restrictions attached. Mosvold has two 1974-built VLCCs and three VLCC newbuilding contracts with deliveries scheduled for November 2001, August 2002 and July 2003. The offer price values Mosvold at approximately $46 million. At May 8, 2001 Frontline holds 20.5% of the shares in Mosvold.

Frontline's wholly owned subsidiary, Golden Ocean, agreed in May to a settlement with certain parties, in order to formally take over 5 VLCCs for which Golden Ocean had purchase options. Two of these vessels are employed through a market related bare boat charter arrangement with Shell. One vessel is fixed to Arcadia for another 14 months at a TCE of $40,000 per day. The two last vessels are trading spot. Frontline controls several debt instruments related to these vessels. These instruments will likely be converted to equity, and will together with bank refinancing of the vessels make up most of the financing needed to acquire the vessels. The total cost for the 5 vessels excluding any allocation for the overall acquisition cost for Golden Ocean amounts to less than $320 million. This is more than $75 million lower than the assessed market values of the vessels. The Board expects that the inclusion of the five vessels in Frontline's Profit and Loss statement will significantly improve earnings and cash flow per share.

The plans to list the Company's shares at New York Stock Exchange are progressing as planned. The Board anticipates the Company's shares to be listed in July this year after the existing ADR programme has been terminated.

OUTLOOK

The seasonal slowdown in the market created by refinery overhaul and reduced OPEC production has lead to lower rates for May fixtures. The Board expects tanker rates to firm again in the summer when oil production is anticipated to increase. It is likely that the OPEC production in the fourth quarter will be at least 2 million barrels higher than the current levels. This will lead to an improvement in the supply / demand balance and result in increased freight rates.

The new rules that were agreed at IMO's recent meeting will, lead to phase-out of more than 30% of the existing Suezmax and VLCC fleet before 2006. Currently the order book comprises 67 Suezmaxes and 92 VLCCs and shipyard capacity for deliveries before 2004 is very limited, which points towards a positive market development in coming years.

Frontline will still after the dividend payment of $1.00 per share have a strong liquidity position and will consider new investments and continued buyback of shares. The Board has in order to facilitate such buyback agreed to increase the existing authorization to buy back shares from 5,000,000 shares up to 7,500,000 shares. To date 3,107,145 shares have been acquired under the authorization.

Frontline has so far in the second quarter averaged TCE rates of $52,000 for the VLCCs and $39,000 for the Suezmaxes. It is likely that the net income before currency effects and sales profit for the second quarter will be lower than for the first quarter. The second quarter results will include a sales profit of $15 million linked to the sale of Front Tarim and Front Tartar.

With the outlook for a significantly increased OPEC production in the second half of the year, combined with the increased fleet, the Board is confident that the full year net income before currency effects and sales profits will be significantly higher than the comparable $298 million the Company made in 2000.

May 8, 2001
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Contact: Tor Olav Troim: Director
         +47 23 11 40 00

         Ola Lorentzon: Managing Director Frontline Management AS
         +47 23 11 40 00

         Tom E. Jebsen: CFO Frontline Management A.S.
         +47 23 11 40 00

        FRONTLINE GROUP FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT                     2001      20001     2000
(IN THOUSANDS OF $)                  JAN-MAR   JAN-MAR   JAN-DEC

Freight revenues                    244,465     94,655   697,260
Voyage expenses                    (22,373)   (25,510)  (97,316)
NET OPERATING REVENUES              222,092     69,145   599,944
Gain (loss) from sale of assets         717        463     1,160
Ship operating expenses              26,077     18,772    88,455
Charterhire expenses                 10,547      8,181    34,351
Administrative expenses               3,495      2,203     9,326
Operating income before
  depreciation
 and amortisation                   182,690     40,452   468,972
Depreciation and amortisation        29,323     19,689    92,880
OPERATING INCOME (LOSS) AFTER
  DEPRECIATION AND AMORTISATION     153,367     20,763   376,092
Interest income                       4,592        697     6,858
Interest expense                   (26,769)   (20,704)  (96,174)
Share of results from
  associated companies               13,860        693    12,817
Other financial items               (4,215)      (214)       248
Foreign currency exchange gain       22,321      (221)    14,563
Income (loss) before taxes
  and minority interest             163,156      1,014   313,908
Minority interest                   (1,431)          -         -
Taxes                                     -          -        41
NET INCOME AFTER TAX                161,725      1,014   313,867

Earnings per Share ($)                $2.10      $0.02     $4.28

INCOME ON TIMECHARTER BASIS
  ($ PER DAY PER SHIP)*
VLCC                                 62,100     21,300    46,300
Suezmax                              43,000     20,300    35,500
Suezmax OBO                          39,400     18,900    33,300

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

BALANCE SHEET                        2001      20001     2000
(IN THOUSANDS OF $)                  MAR 31    MAR 31    DEC 31

ASSETS                                                Short term

Cash and cash equivalents           212,678     86,056   116,094
Marketable securities                   798     17,463     4,045
Other current assets                127,024     57,861   172,840
Long term
Newbuildings and vessel purchase options57,664  12,119    36,326

Vessel and equipment, net         2,436,816  1,601,976 2,363,308
Investment in associated companies   40,824      6,025    27,361
Goodwill                             14,237     12,030    12,785
Deferred charges and other long-term assets     44,206     5,079
                                     46,628
TOTAL ASSETS                      2,934,247  1,798,609 2,779,387

LIABILITIES AND STOCKHOLDERS' EQUITY

SHORT TERM
Short term interest bearing debt    227,482    157,054   212,767
Other current liabilities            62,976     42,868    77,623
LONG TERM
Long term interest bearing
 debt                             1,352,811    956,221 1,331,372
Other long term liabilities         112,960     20,867   123,665
Minority interest                     7,501      4,372     4,470
Stockholders'
 equity                           1,170,517    617,227 1,029,490
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY            2,934,247  1,798,609 2,779,387

UNAUDITED FIRST QUARTER SUPPLEMENTARY INFORMATION

SELECTED FINANCIAL DATA             FRONTLINE     GOLDEN OCEAN
                                    JAN-MAR       JAN-MAR
                                    2001          2001

NET OPERATING REVENUES              199,056        23,036
OPERATING INCOME BEFORE
 DEPRECIATION AND AMORTISATION      165,694        16,996
Depreciation and amortisation        23,978         5,345
OPERATING INCOME AFTER
 DEPRECIATION AND AMORTISATION      141,716        11,651
Interest income                       5,670           258
Interest expense                   (22,130)       (5,974)
Share of results from
 associated companies                   372        13,488
Other financial items               (4,215)             -
Foreign currency exchange gain        (470)        22,791
Net income before taxes
  and minority                      120,943        42,214

TOTAL CURRENT ASSETS                333,953        17,178
Vessels and equipment
 (including options and
 vessels under capital lease)     2,003,981       462,543
Total assets                      2,462,910       541,640
Total current liabilities           248,066        48,388
Total liabilities                 1,359,596       460,131
TOTAL STOCKHOLDERS' EQUITY        1,103,314        81,509

                               FRONTLINE LTD.

VESSEL                    MANAGER        FLAG  BUILT   DWT        YARD

SUEZMAX TANKERS

Polytrader (40%)          Rasmussen MS   NOR   1978    126,000    Uddevalla
Polytraveller (35%)       Rasmussen MS   NOR   1979    126,000    Uddevalla
Front Birch               Acomarit       NIS   1991    152,000    Daewoo
Front Maple               Acomarit       NIS   1991    152,000    Daewoo
Granite                   Wallem         BS    1991    142,000    Split
Lillo                     ITM            LIB   1991    147,253    AESA
Front Emperor             Acomarit       SING  1992    147,273    AESA
Front Sunda               Wallem         NIS   1992    142,000    Split
*Marble (0%)              Wallem         BS    1992    142,000    Split
Front Comor               Wallem         NIS   1993    142,000    Split
Front Spirit              Acomarit       NIS   1993    147,273    AESA
Front Pride               Acomarit       NIS   1993    149,686    Mitsui
Front Splendour           Acomarit       NIS   1995    149,745    Mitsui
Front Glory               Acomarit       NIS   1995    149,834    Mitsui
Front Ardenne             V.Ships        NIS   1997    153,000    Hyundai
Front Brabant             V.Ships        NIS   1998    153,000    Hyundai
Front Fighter             V.Ships        NIS   1998    153,328    Hyundai
Front Hunter              V.Ships        NIS   1998    153,344    Hyundai
Front Warrior             Cardston/
                            V.Ships      BS    1998    153,409    Hyundai
Kim Jacob (T/C)           V.Ships        SING  1998    158,000    Daewoo
Mindanao                  V.Ships        SING  1998    158,000    Daewoo
Front Sky                 V.Ships        NIS   2000    159,999    Hyundai
Front Archer              Farsund        NIS   2000    152,980    Hyundai
Front Sun                 V.Ships        NIS   2000    159,998    Hyundai
*Sonangol Girassol (0%)   Wallem         BS    2000    158,000    Daewoo
*Sonangol Luanda (0%)     Wallem         BS    2000    158,000    Daewoo
*Sonangol Kizomba  (0%)   Wallem         BS    2001    158,000    Daewoo
Hull No. S477                                  Aug-01  150,000    Sasebo
Hull No. S478                                  Oct-01  150,000    Sasebo

SUEZMAX OBOS

Front Breaker             ITM            NIS   1991    169,177    Daewoo
Front Climber             Acomarit       SING  1991    169,178    Hyundai
Front Driver              Acomarit       NIS   1991    169,177    Hyundai
Front Guider              Acomarit       SING  1991    169,142    Daewoo
Front Leader              Acomarit       SING  1991    169,381    Daewoo
Front Rider               Acomarit       SING  1992    169,718    Hyundai
Front Striver             Acomarit       SING  1992    169,204    Daewoo
Front Viewer              ITM            SING  1992    169,381    Daewoo

VLCCs
Front Sabang              Wallem         SING  1990    285,000    Daewoo
Vanadis                   Wallem         SING  1990    285,000    Daewoo
Front Highness            Acomarit       SING  1991    284,420    Hyundai
Front Lady                Acomarit       SING  1991    284,420    Hyundai
Front Lord                Acomarit       SING  1991    284,420    Hyundai
Front Duke                Acomarit       SING  1992    284,420    Hyundai
Front Duchess             Acomarit       SING  1993    284,480    Hyundai
Front Ace                 Wallem         LIB   1993    275,000    Hitachi
Front Tobago (40%)        V.Ships        LIB   1993    260,619    IHI
Dundee (50.1%)            ITM            LIB   1993    302,432    Daewoo
Edinburgh (50.1%)         ITM            LIB   1993    302,493    Daewoo
Front Century             Cardston/ITM   BS    1998    311,189    Hyundai
Front Champion            Cardston/ITM   BS    1998    311,286    Hyundai
Front Chief               ITM            BS    1999    311,224    Hyundai
Front Commander           Acomarit       BS    1999    311,168    Hyundai
Front Crown               Acomarit       BS    1999    311,176    Hyundai
Front Tina                V.Ships        LIB   2000    298,500    Kawasaki
Hull No. 4978                                  Apr-02  298,500    Hitachi
Hull No. 4979                                  Aug-02  298,500    Hitachi
Hull No. 4980                                  Oct-02  298500     Hitachi

* Vessels commercially managed by Frontline Management AS

                                GOLDEN OCEAN

VESSEL                    MANAGER        FLAG  BUILT   DWT        YARD

DRYBULK

Golden Protea             Wallem         PH    1998     45,725    Tsuneishi
Golden Aloe               Wallem         PH    1998     45,726    Tsuneishi
Cos Hero                  Cosco (b/b)    PH    1999     45,725    Tsuneishi
Golden Daisy (50%)        Samartzis      PH    1998     47,183    Oshima
Golden Rose (50%)         Samartzis      PH    1998     47,183    Oshima
Golden Disa               Wallem         PH    1999     75,462    Hitachi
Golden Nerina             Wallem         PH    1999     75,484    Hitachi
Channel Alliance          Wallem         PH    1996     171,978   NKK
Channel Navigator         Wallem         PH    1997     172,058   NKK
Channel Poterne           Wallem         PH    1997     172,091   NKK

VLCCs
Golden Stream             Thome          PA    1995     275,616   Hitachi
Golden Fountain (50%)     Thome          PA    1995     301,665   Hitachi
Navix Astral              Sammy (b/b)    PA    1996     275,644   Hitachi
New Vanguard              Ming Wah (b/b) HK    1998     300,058   Hitachi
New Vista                 Ming Wah (b/b) HK    1998     300,149   Hitachi
Golden Victory            Thome          PA    1999     305,155   Hitachi
New Circassia (50%)       Euronav (b/b)  PA    1999     306,009   MHI
Pacific Lagoon (45%)      Thome          PA    1999     305,839   MHI
Opalia                    Shell (b/b)    IoM   1999     302,193   KHI
Stena Commerce            Stena          PA    1999     300,144   Hitachi
Stena Comanche            Stena          PA    1999     300,133   Hitachi
Stena Commodore           Stena          BER   2000     298,620   Hitachi
Oscilla                   Shell (b/b)    IoM   2000     302,193   KHI

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                  Frontline Ltd.
                                  -------------------------
                                  (Registrant)




Date     May 10, 2001        By    /s/ Kate Blankenship
     ------------------           -------------------------
                                       Kate Blankenship
                                       Secretary


































                               14
02089009.AE4